Exhibit 23.3

Independent Auditor’s Report

The Board of Directors
Vermont Electric Power Company, Inc.

We consent to the incorporation by reference in the Registration Statement (Nos. 333-141681, 333-151019 and 333-162979) on Form S-3 and the Registration Statement (No. 333-152872) on Form S-8 of Central Vermont Public Service Corporation of our report dated March 8, 2011, with respect to the consolidated balance sheet of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010, which report appears in the December 31, 2011 annual report on Form 10-K of Central Vermont Public Service Corporation.

/s/ KPMG LLP

Burlington, Vermont
March 13, 2012